FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




BG Group plc

TRANSACTION IN OWN SHARES

BG Group plc announces that it has today transferred to the Trustee of its Share Incentive Plan 562,414 ordinary shares. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BG Group plc holds 28,493,492 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,523,168,997.

25 April 2006
Website www.bg-group.com


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 25 April 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary